CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León

México 66265

August 6, 2015

VIA EDGAR

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CEMEX, S.A.B. de C.V. (File No. 1-14946)

Form 20-F for the Fiscal Year Ended December 31, 2014

Dear Mr. O’Brien:

We have received your letter of August 4, 2015, and thank you for your further comments to our 2014 Annual Report on Form 20-F following our response letter dated July 10, 2015. We are in the process of diligently preparing our response, but respectfully request an extension of time. We plan to file our response with the Securities and Exchange Commission on or before September 1, 2015. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Hugo F. Triaca at (212) 735-2135 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at (212) 317-6005.

Very truly yours,

/s/ Guillermo Francisco Hernández Morales
Guillermo Francisco Hernández Morales
Attorney-in-Fact / General Counsel North America and Trading

cc:	Ameen Hamady

Securities and Exchange Commission

Division of Corporation Finance

Hugo F. Triaca

Skadden, Arps, Slate, Meagher & Flom LLP